Exhibit 99.2

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces Annual Shareholder Meeting voting results

Toronto, Ontario, May 9, 2018 – Kinross Gold Corporation (TSX: K; NYSE: KGC) has announced the detailed voting results of the election of its Board of Directors, which took place at the Company’s Annual and Special Meeting of Shareholders held in Toronto on May 9, 2018.

The nominees listed in the Management Information Circular dated March 15, 2018 were elected as directors of Kinross at the meeting. The results of voting are given below.

Board of directors elected

Nominee	Votes for	% for	Votes withheld	% withheld
Ian Atkinson	764,332,155	98.83	9,067,999	1.17
John A. Brough	732,844,834	94.76	40,555,321	5.24
Kerry D. Dyte	771,081,151	99.70	2,319,004	0.30
Ave G. Lethbridge	747,305,340	96.63	26,094,814	3.37
Catherine McLeod-Seltzer	736,937,690	95.29	36,462,464	4.71
John E. Oliver	738,776,040	95.52	34,624,115	4.48
Kelly J. Osborne	764,335,464	98.83	9,064,690	1.17
Una M. Power	765,476,809	98.98	7,923,345	1.02
J. Paul Rollinson	770,283,264	99.60	3,116,891	0.40

Voting results on the other items of business at the Annual and Special Meeting of Shareholders are as follows:

Appointment of auditors

Votes for	% for	Votes withheld	% withheld
862,700,242	99.20	6,942,584	0.80

Ratification of Shareholder Rights Plan

Votes for	% for	Votes against	% withheld
752,019,769	97.24	21,379,919	2.76

“Say on Pay” advisory resolution

Votes for	% for	Votes against	% against
717,808,681	93.93	56,122,546	6.07

A report on all matters voted on at the meeting has been filed on SEDAR.

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469
Louie.Diaz@Kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Source: Kinross Gold Corporation